FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Additional Acquisition of Hudson Shares, was filed with the Tokyo Stock Exchange on April 11, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

April 11, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement: Additional Acquisition of Hudson Shares

Konami Corporation (“Konami”) announced today that, pursuant to resolutions adopted at meeting of the Board of Directors of Konami, held on April 11, 2005, Konami will support HUDSON SOFT CO., LTD., (“Hudson”) by accepting a third party allotment of new shares of Hudson, an equity method affiliate of Konami. As a result, Hudson will become a consolidated subsidiary of Konami.

1. Objective of Acquiring Additional Hudson Shares

Hudson expects to record a large loss in the fiscal year ended March 31, 2005, which is expected to result in a substantial reduction in its net worth, and it requested the assistance of Konami in connection with the reorganization of its business and operations. Konami expects its acquisition of additional shares will strengthen Hudson’s net worth and will support and enhance its reorganization. Konami has decided to accept a third party allotment of 3,000,000 new shares of Hudson in response to its request. Konami invested in Hudson in August 2001 and owned approximately 45% of all shares of Hudson at the end of March 2005. Following the third party allotment of new shares of Hudson, Konami will own 54% of all shares of Hudson and Hudson will become a consolidated subsidiary of Konami.

2. Outline of Hudson

Registered name	HUDSON SOFT CO., LTD

Representative	Hidetoshi Endo Representative Director and President

Location of head office	5-4-22 Hiragishi 3-jo, Toyahira-ku, Sapporo City, Hokkaido

Date of incorporation	May 18, 1973

Main business	Production, manufacture and sales of contents for mobile and online and consumer game software

Financial year end	March 31

Number of employees (as of March 31, 2004)	532

Main Offices	Head Office (Toyohira-ku, Sapporo City) Tokyo Office (Chuo-ku, Tokyo)

Capital	9,604 million yen

Total number of shares issued	16,214,000

Major shareholders and shareholding ratios (as of March 31, 2004)	Konami	45.47%
	Yuji Kudo	13.02%
	Hiroshi Kudo	9.79%
	Iki Corporation	3.08%
	Steel At-Mark Co., Ltd.	3.08%
	Japan Trustee Services Bank, Ltd.	1.92%
	The Master Trust Bank of Japan, Ltd.	1.68%
	Bank of Ireland Nontreaty	1.27%
	North Pacific Bank, LTD.	1.23%
	SOFTBANK CORP.	1.23%
	Nintendo Co., Ltd.	1.23%

Financial results for the two most recent years

(Millions of yen, except per share data)

	Hudson
Fiscal year ended on	March 31, 2003	March 31, 2004
Net revenues	12,310	13,116
Gross Profit	4,512	5,288
Operating income	1,236	1,378
Ordinary income	1,223	1,405
Net income (loss)	1,060	1,130
Total Assets	14,095	15,417
Stockholders’ Equity	8,875	9,604
Dividend per share (yen)	26.5	28.0

3. Number of Shares Owned and Acquisition Cost by Konami around the Time of the Acquisition

Before the Acquisition	7,374,000 shares (Ratio of Ownership: 45.47%) (Number of Voting Rights: 7,374,000 shares)

Number of Shares Acquired	3,000,000 shares (Acquisition Cost: 1,434 million yen) (Number of Voting Rights 3,000,000)

After the Acquisition	10,374,000 shares (Ratio of Ownership: 53.99%) (Number of Voting Rights: 10,374,000 shares)

4. Schedule of the Acquisition

Board approval at meeting of the Board of Directors	April 11, 2005

Payment date for allotment of new shares to a third party (Effective Date of Capital Increase)	April 27, 2005

5. Effects on results of operations

Our forecast for our consolidated operating results following acquisition of the additional Hudson shares has not been determined.

This press release contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.